Exhibit 99.1

Neptune to Report Fiscal Second Quarter 2022 Financial Results on November 15, 2021

Management will host a conference call at 5:00 p.m. ET on the same day

LAVAL, QC, Nov. 10, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, announced today that it will report its financial results for the fiscal second quarter 2022 after the market closes on Monday, November 15, 2021.

Following the release of its financial results, the Company will host a conference call at 5:00 p.m. (Eastern Time) on Monday, November 15, 2021, to discuss these results. The conference call will be webcast live and can be accessed by registering on the Events and Presentations portion of Neptune's Investor Relations website at www.investors.neptunewellness.com. The webcast will be archived for approximately 90 days.

About Neptune Wellness Solutions Inc.
Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbor Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:https://www.prnewswire.com/news-releases/neptune-to-report-fiscal-second-quarter-2022-financial-results-on-november-15-2021-301420552.html

SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2021/10/c7227.html

%CIK: 0001401395

For further information: Valter Pinto, Managing Director, KCSA Strategic Communications, neptune@kcsa.com, 212.896.1254

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 10-NOV-21